virax biolabs

P.O. BOX 8016, CARY, NC 27512-9903

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Virax Biolabs Group Limited

Extraordinary General Meeting of Shareholders

For Shareholders of record as of May 18, 2026

Friday, June 5, 2026 2:00 PM, Local Time

BioCity Glasgow, Bo'Ness Road, Newhouse, Lanarkshire, ML1 5UH

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 2:00 PM, Local Time, June 5, 2026.

Internet:
www.proxypush.com/VRAX

- Cast your vote online
- **Have your Proxy Card ready**
- Follow the simple instructions to record your vote

Phone:
1-866-519-3939

- Use any touch-tone telephone
- **Have your Proxy Card ready**
- Follow the simple recorded instructions

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

This proxy is being solicited on behalf of the Board of Directors

The undersigned hereby appoints (the "Named Proxies"), and each or either of them, as the true and lawful proxies of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the ordinary shares of par value US$0.001 each (the **"shares"**) of Virax Biolabs Group Limited which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful proxies to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment thereof.

You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors' recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

virax biolabs

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS TO VOTE:
FOR ON PROPOSAL(S) 1, 2, and 3

	PROPOSAL	YOUR VOTE FOR	AGAINST	ABSTAIN	BOARD OF DIRECTORS RECOMMENDS
1.	RESOLVED as an ordinary resolution that, pursuant to the Company's current amended and restated memorandum and articles of association (the "Articles"), the consolidation of every authorized, issued and outstanding ordinary share, par value $0.001 per share, of the Company (the "Ordinary Shares"), at a ratio within a range of not less than 10-for-1 and not greater than 30-for-1 (the "Share Consolidation"), with the exact ratio to be determined by further action at the discretion of the board of directors of the Company (the "Board") to be effective on a date on or prior to July 11, 2026 as may be determined by the Board and announced by the Company (the "Effective Date"), so that all shareholders holding every 10 to 30 Ordinary Shares (the "Pre-Consolidation Ordinary Shares") will hold 1 Ordinary Share of par value ranging from US$0.01 to US$0.30 each (the "Post-Consolidation Ordinary Shares"), with such Post-Consolidation Ordinary Shares having the same rights and being subject to the same restrictions (save for par value) as the Pre-Consolidation Ordinary Shares as set out in the Memorandum and Articles in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation to be rounded up to the nearest whole share be approved, any change to the Company's authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion	☐	☐	☐	**FOR**
2.	RESOLVED as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt the fourth amended and restated memorandum and articles of association in the form attached hereto as Exhibit 99.3 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation (if and to the extent the Share Consolidation is effected) (the "Charter Amendment" and such proposal, the "Charter Amendment Proposal"); and	☐	☐	☐	**FOR**
3.	RESOLVED as an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the "Adjournment Proposal").	☐	☐	☐	**FOR**

☐ **Check here if you would like to attend the meeting in person.**

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date